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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                          Cyprus Amax Minerals Company
                                (Name of Issuer)

              -----------------------------------------------------
                           Common Stock, no par value
           (Including the associated preferred share purchase rights)
                        (Title of Classes of Securities)
              -----------------------------------------------------

                            496902107 (Common Stock)
                                 (CUSIP Number)
              -----------------------------------------------------
                              S. David Colton, Esq.
                       Vice President and General Counsel
                            Phelps Dodge Corporation
                            2600 North Central Avenue
                           Phoenix, Arizona 85004-3014
                               Tel. (602) 234-8100
                           --------------------------
                                   Copies to:

Michael W. Blair, Esq.                               Stephen R. Volk, Esq.
Debevoise & Plimpton                                 David W. Heleniak, Esq.
875 Third Avenue                                     Shearman & Sterling
New York, New York 10022                             599 Lexington Avenue
Tel. (212) 909-6000                                  New York, New York 10022
                                                     Tel. (212) 848-4000

            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communication
              -----------------------------------------------------


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No.  496902107
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1.       Names of reporting persons
         Phelps Dodge Corporation
         I.R.S. Identification Nos. of Above Persons (Entities Only)
         13-1808503
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2.       Check the Appropriate Box if a Member of Group

         (a)  [   ]
         (b)  [   ]
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3.       SEC Use only
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4.       Sources of Funds

         WC, BK
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5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(e) or 2(f)
                                                                     [   ]
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6.       Citizenship or Place of Organization
         New York
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Number of         | 7.|     Sole Voting Power
Shares                      1,000
Beneficially      --------------------------------------------------------------
Owned by          | 8.|     Shared Voting Power
Each                        Not applicable
Reporting         --------------------------------------------------------------
Person With       | 9.|     Sole Dispositive Power
                            1,000
                  --------------------------------------------------------------
                  | 10.|    Shared Dispositive Power
                            Not applicable
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         1,000
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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                     [   ]
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13.      Percent of Class Represented by Amount in Row (11)

         100%
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14.      Type of Reporting Person

         CO
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



--------------------------------------------------------------------------------
1.       Names of reporting persons
         Cyprus Amax Minerals Company, formerly known as CAV Corporation
         I.R.S. Identification Nos. of Above Persons (Entities Only)
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of Group

         (a)  [   ]
         (b)  [   ]
--------------------------------------------------------------------------------
3.       SEC Use only
--------------------------------------------------------------------------------
4.       Sources of Funds

         Not applicable
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(e) or 2(f)
                                                                       [   ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         Delaware
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Number of         | 7.|     Sole Voting Power
Shares                      Not applicable
Beneficially      --------------------------------------------------------------
Owned by          | 8.|     Shared Voting Power
Each                        Not applicable
Reporting         --------------------------------------------------------------
Person With       | 9.|     Sole Dispositive Power
                            Not applicable
                  --------------------------------------------------------------
                  |10.|     Shared Dispositive Power
                            Not applicable
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         Not applicable
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                      [   ]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         Not applicable
--------------------------------------------------------------------------------
14.      Type of Reporting Person

         CO
--------------------------------------------------------------------------------

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D which was deemed filed pursuant to Instruction F to Schedule 14D-1, on October 19, 1999, upon the filing of the final amendment to the Schedule 14D-1 originally filed with the Securities and Exchange Commission on September 3, 1999, as amended, with respect to the offer by Phelps Dodge Corporation, a New York corporation ("Phelps Dodge"), and CAV Corporation, a Delaware corporation and a wholly owned subsidiary of Phelps Dodge ("Purchaser"), to purchase all of the outstanding shares of common stock, no par value per share, and the associated preferred share purchase rights (the "Cyprus Amax Shares") of Cyprus Amax Minerals Company, a Delaware corporation ("Cyprus Amax"). All capitalized terms which are used but not defined herein shall have the meaning ascribed to such terms in the Schedule 14D-1.

Item 5. Interest in Securities of the Issuer

         On December 2, 1999, Purchaser filed with the Secretary of State of the State of Delaware a Certificate of Merger effecting the merger of Cyprus Amax with and into Purchaser (the "Effective Time"). Pursuant to the terms of the Merger Agreement, at the Effective Time, (i) each Cyprus Amax Share issued and outstanding immediately prior to the Effective Time (except for shares described in (ii) below) was converted into the right to receive 0.3500 shares of common stock, par value $6.25 per share, of Phelps Dodge and cash in lieu of any fractional Phelps Dodge shares in accordance with the Merger Agreement and (ii) all Cyprus Amax Shares held by Phelps Dodge, Cyprus Amax or their respective subsidiaries were canceled and ceased to exist. Pursuant to the terms of the Merger Agreement, Purchaser is the surviving entity in the merger. Phelps Dodge beneficially owns 1,000 shares, or 100% of the outstanding shares, of common stock of Purchaser. Also, on December 2, 1999, Purchaser was renamed Cyprus Amax Minerals Company.

Item 7.  Material to be Filed as Exhibits:

Exhibit 1       Joint Filing Agreement

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Phelps Dodge Corporation

                                             By:/s/ Ramiro G. Peru
                                             -----------------------------------
                                             Name:  Ramiro G. Peru
                                             Title: Senior Vice President and
                                                    Chief Financial Officer

December 6, 1999

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Cyprus Amax Minerals Company

                                            By:/s/ Ramiro G. Peru
                                            ----------------------------------
                                            Name:  Ramiro G. Peru
                                            Title: Senior Vice President and
                                                   Chief Financial Officer

December 6, 1999

                                  EXHIBIT INDEX

                                                                   Sequentially
Exhibit                                                              Numbered
Number                            Description                          Page
-------                           -----------                      ------------

Exhibit 1                       Joint Filing Agreement

                             JOINT FILING AGREEMENT

         Each of the undersigned hereby agrees that the statement on Amendment No. 1 to the Schedule 13D with respect to the common stock, no par value per share, of the former Cyprus Amax Minerals Company, dated December 6, 1999, is filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to such Amendment. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 6th day of December, 1999.

Dated: December 6, 1999

                                     Phelps Dodge Corporation

                                     By:/s/ Ramiro G. Peru
                                        --------------------------------
                                     Name:  Ramiro G. Peru
                                     Title: Senior Vice President and
                                            Chief Financial Officer



                                     Cyprus Amax Minerals Company

                                     By:/s/ Ramiro G. Peru
                                        --------------------------------
                                     Name:  Ramiro G. Peru
                                     Title: Senior Vice President and
                                            Chief Financial Officer